[LOGO]
ARAMARK
Managed Services, Managed Better:

                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228


                      Proposed Initial Public Offering and
                                  Stock Buyback

--------------------------------------------------------------------------------
ELC Meeting                                                      July 17, 2001

More detailed information pertaining to ARAMARK's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/ prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. We urge shareholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about ARAMARK, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information
               ------------------
about ARAMARK can also be obtained, without charge, by directing a request to ARAMARK, Aramark Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107,
Attention: Office of the Corporate Secretary (215-238-3000).

ARAMARK and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of ARAMARK. A list of the names of ARAMARK's directors and executive officers is contained in ARAMARK's joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).
                                                       ------------------
As of the date of this communication, none of the foregoing participants, other than Joseph Neubauer and certain affiliated entities, individually beneficially owns in excess of 5% of ARAMARK's common stock. Except as disclosed above and in ARAMARK's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including the
Schedule 13D relating to the ARAMARK common stock filed by Joseph Neubauer, to the knowledge of ARAMARK, none of the directors or executive officers of ARAMARK has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


--------------------------------------------------------------------------------

This communication may contain "forward-looking" statements within the meaning of the federal securities laws. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe," and other words and terms of similar meaning in conjunction with a discussion of the possible occurrence of the offering, the merger or the tender offer and future operating or financial performance. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include the possibility that the offering will not be consummated, the possibility that our stockholders will not approve the Agreement and Plan of Merger between ARAMARK Corporation and ARAMARK Worldwide Corporation, its wholly-owned subsidiary, the possibility that the requisite number of stockholders will not consent to the termination of our current stockholders' agreement, the possibility that one of the other conditions to the merger will not be satisfied or waived, the possibility that the tender offer will not occur or that it will occur on substantially different terms than those outlined herein, the possibility that one or more of the conditions to the tender offer will not be satisfied, unfavorable economic conditions, increased operating costs, shortages of qualified personnel, costly compliance with governmental regulations, currency risks and other risks associated with international markets, risks associated with acquisitions, competition, decline in attendance at client facilities, unpredictability of sales and expenses due to contract terms, high leverage, claims relating to the provision of food services, liability associated with non-compliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service, seasonality and adverse publicity concerning incidents at childcare centers. Forward-looking statements speak only as of the date made. ARAMARK undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this communication or that may be made elsewhere from time to time by, or on behalf of, ARAMARK.

--------------------------------------------------------------------------------

Agenda
--------------------------------------------------------------------------------

 .    The Transaction
     .    Merger
     .    IPO
     .    Stock Buyback
     .    Timing

 .    Implications for Management Shareholders
 .    Organization Communication Plan
 .    The Abernathy MacGregor Group - Life in a Public Company


--------------------------------------------------------------------------------

                                 The Transaction




--------------------------------------------------------------------------------

Current Ownership
--------------------------------------------------------------------------------

                                              #
                                           Shares           %         %
                                          (Millions)   Outstanding   Vote
--------------------------------------------------------------------------------
Management                                  61.0         73%         96%
Benefit Plans                               16.4         20%          3%
   Total Employees                          77.4         93%         99%
Outside Investors                            6.2          7%          1%
   Total                                    83.6        100%        100%
     Options                                18.3           -           -
        Total                              101.9


--------------------------------------------------------------------------------

Transaction Description
--------------------------------------------------------------------------------

                             Three Step Transaction

                                    STEP 1

                                    Merger

               ARAMARK will merge into a newly-formed subsidiary

       Principal purpose is to create the necessary new classes of stock

                                    STEP 2
                                      IPO
        ARAMARK will sell a new class of shares to the public for cash

                                    STEP 3
                                 Stock Buyback

      Using a portion of the proceeds from the IPO, ARAMARK will offer to purchase for cash some of the shares held by existing
                                 shareholders

--------------------------------------------------------------------------------

Step 1: The Merger
--------------------------------------------------------------------------------

 .    There will be a 2:1 stock split

 .    Two new classes of stock will be created

     -    'A' shares: To be received by all existing shareholders in exchange
                                        ---
          for their existing shares

          .    Management shareholders (and transferees)

          .    Benefit Plans

          .    Existing outside shareholders

     -    'B' shares: To be sold to the public in the IPO

 .    'A' shares will have ten (10) votes per share and `B' shares (public shares) will have one (1) vote per share


--------------------------------------------------------------------------------

Step 2: The IPO
--------------------------------------------------------------------------------

 .    ARAMARK will sell $600 million of newly issued 'B' shares to the public for cash

 .    Post offering, public investors are expected to own less than 20% of total outstanding ARAMARK shares

--------------------------------------------------------------------------------

Step 3: The Stock Buyback
--------------------------------------------------------------------------------

 .    Using a portion of the IPO proceeds, ARAMARK will offer to purchase shares from all existing shareholders
          ---
 .    Tender offer will be for a fixed number of shares

     - Expected to be for up to 10% - 13% of existing shares outstanding (specific amount to be determined later)

 .    All shareholders prior to the IPO will be eligible to sell a pro-rata portion of their shares

 .    Tender offer expected to be at IPO price

 .    Benefit plans expected to sell same percentage of their shares to the company immediately after IPO but before the Tender Offer (because of ERISA issues)

 .    Remaining IPO proceeds will be used by the Company to reduce debt


--------------------------------------------------------------------------------

Future Liquidity for Existing Shareholders "'A' Shareholders"
--------------------------------------------------------------------------------

 .    After today, there will be no internal market

     -    Not necessary or typical for a public company

     - SEC rules prohibit repurchases prior to the closing of the tender offer

 .    'A' shares will not be publicly traded

     - Will be convertible into the publicly traded 'B' shares on a one-for-one basis after expiration of transfer restrictions

 .    After the tender, liquidity for `A' shares is achieved by converting them to 'B' shares and selling in public market

     - There will be restrictions on the ability of 'A' shareholders to sell 'A' shares and convert to 'B' shares for varying periods ("Transfer Restrictions")

--------------------------------------------------------------------------------

Transfer Restrictions ("Lock-up")
--------------------------------------------------------------------------------

 .    Existing shareholders in an IPO typically have transfer restrictions on their shares

     - Management shareholders usually restricted for longer than existing outside shareholders

     - Restriction includes "shorting" the stock or other hedging (put & call) transactions

 .    Critical to a successful public offering

     -    Assures management commitment

     -    Protects public market against influx of existing shares

 .    These restrictions vary

     -    UPS IPO: over 18 months

     -    Goldman Sachs IPO: 3 - 5 years

--------------------------------------------------------------------------------

Transfer Restrictions ("Lock-up")
--------------------------------------------------------------------------------

 .    Non-management shares (benefit plans, outside shareholders) would be restricted for six (6) months

 .    Shares held by directors, management and their transferees would be restricted:

1/3 for 6 months                                   ('A-1' shares)
1/3 for 12 months                                  ('A-2' shares)
1/3 for 18 months                                  ('A-3' shares)

 .    These restrictions apply whether or not a management shareholder is employed by ARAMARK

 .    At the end of these lock-up periods, the applicable shares would be freely convertible into unrestricted `B' shares (public shares) and could be sold in the market (subject to various restrictions on insiders, directors and officers)

--------------------------------------------------------------------------------

Management Shareholder Example
--------------------------------------------------------------------------------

Old Shares Owned:                     15,000 (includes all transferred shares)

Shares Owned Post-Merger:             10,000         A-1 shares
   (reflects 2:1 split)               10,000         A-2 shares
                                      10,000         A-3 shares
                                      ------
                                      30,000

Shares Tendered:                       1,000         A-1 shares
   (assumes 10% purchased              1,000         A-2 shares
     in Stock Buyback)                 1,000         A-3 shares
                                       -----
                                       3,000

Shares Remaining:                      9,000         A-1 shares
                                       9,000         A-2 shares
                                       9,000         A-3 shares
                                      ------
                                      27,000

--------------------------------------------------------------------------------

Stock Valuation as a Public Company
--------------------------------------------------------------------------------

 .    We anticipate that the value of 'A' shares (A-1, A-2, A-3) should be the same as the 'B' shares

     -    'B' share price determined by the public market

     -    Appraisal no longer needed

 .    Future appreciation dependent on meeting market expectations

     -    Solid organic growth in sales and earnings

     -    Improving profitability / margin expansion

     -    Strong performance relative to competitors

     -    Consistency/predictability of results

--------------------------------------------------------------------------------

Stock Valuation as a Public Company
--------------------------------------------------------------------------------

 .    ARAMARK appraisal price has increased for 61 consecutive quarters

     -    Continued profitable growth necessary to drive appreciation

          .    Sales

          .    Profits

          .    Margins

          .    Cash Flow

     -    Consistency is key

          .    Both annually and quarterly
                             ---
     -    Predictability is important

          .    Must deliver on our commitments

 .    Lack of performance in any of the above could cause stock to decline

 .    Need to eliminate surprises

--------------------------------------------------------------------------------

Timing
--------------------------------------------------------------------------------

 .    Approval to proceed received by Board of Directors on July 16

     - Registration Statements relating to merger and IPO filed with Securities and Exchange Commission (SEC) on July 17

     -    Goldman Sachs and JPMorgan selected as lead underwriters

     -    SEC likely to take at least a few months to review

     -    Proxy statement to be mailed to all shareholders to vote on merger

     -    "Investor Road Show" to sell the stock offering

     -    IPO to be followed by stock buyback

 .    Expected to be completed in October-December quarter

 .    Success of offering critically dependent on:

     -    ARAMARK full-year results

     -    Strength of equity markets

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Implications for Management Shareholders

--------------------------------------------------------------------------------

Stock Currently Owned
--------------------------------------------------------------------------------

 .    What will happen to the class B common stock that I currently own?

     - For every share of old class B common stock, you will receive two shares of new class A common stock.

     - Your new class A common stock will be divided as nearly as possible into three different classes:

                                    class A-1
                                    class A-2
                                    class A-3

--------------------------------------------------------------------------------

Stock Currently Owned
--------------------------------------------------------------------------------
 .  Example

   Before the Merger:                                  15,000 shares class B

   After the Merger:                                   10,000        A-1 shares
                                                       10,000        A-2 shares
                                                       10,000        A-3 shares
                                                       ------
                                                       30,000


--------------------------------------------------------------------------------

Stock Currently Owned
--------------------------------------------------------------------------------

 .    What will be the difference between class A-1, class A-2, and class A-3 common stock?

     -    They will be identical except for sale restrictions:

                 Class                Sale Restriction Period
--------------------------------------------------------------------------------
                  A-1                  180 days after the IPO
                  A-2                  360 days after the IPO
                  A-3                  540 days after the IPO


--------------------------------------------------------------------------------

Stock Currently Owned
--------------------------------------------------------------------------------

 .    Do I have to sell my shares after the sale restriction periods expire?

     - No, the decision whether to sell or retain your shares is up to you but we still encourage employee ownership.


--------------------------------------------------------------------------------

Stock Currently Owned
--------------------------------------------------------------------------------

 .    What will happen to the stock owned by my permitted transferees?

     -    Treated the same way as the stock you own.

     -    Subject to the same sale restrictions.


--------------------------------------------------------------------------------

Unexercised Stock Options and Purchase Opportunities
--------------------------------------------------------------------------------

 .    What will happen to my unexercised outstanding stock options and purchase opportunities?

     - They will be converted into options and purchase opportunities for two shares of new class A common stock.

     - The number of shares issuable upon exercise and the exercise price (grant price) per share will be appropriately adjusted for the merger conversion rate of two for one.


--------------------------------------------------------------------------------

Unexercised Stock Options and Purchase Opportunities
--------------------------------------------------------------------------------


     - The number of shares issued will be divided equally (as nearly as possible) among class A-1, class A-2 and class A-3 common stock.

     - These shares will also be subject to the same sale restrictions as the shares you own.


--------------------------------------------------------------------------------

Unexercised Stock Options and Purchase Opportunities
--------------------------------------------------------------------------------

 .    Example of Share/Price Conversion Upon Exercise Before: 7,500 shares @
     $15.00/share After: 15,000 shares @ $7.50/share

After Exercise:                         5,000 shares               A-1
                                        5,000 shares               A-2
                                        5,000 shares               A-3


--------------------------------------------------------------------------------

Unexercised Stock Options and Purchase Opportunities
--------------------------------------------------------------------------------

 .    How will I exercise my outstanding options and purchase opportunities?

     -    The exercise process will not change.



--------------------------------------------------------------------------------

Unexercised Stock Options and Purchase Opportunities
--------------------------------------------------------------------------------

 .    When will I be able to exercise my existing grants?

     - For ISPO grants, the exercise schedule will continue to occur between December 15 and January 15.

     - Following the public offering, you will be able to exercise CISPOs and SPOs any time after they are vested and prior to their expiration.

--------------------------------------------------------------------------------

Future Stock Option Grants
--------------------------------------------------------------------------------


 .    Will we have a new employee incentive stock plan?

     - Yes, the ARAMARK 2001 Equity Incentive Plan is the new stock ownership plan that is being proposed by the board of directors for approval by the Company's stockholders.


--------------------------------------------------------------------------------

Future Stock Option Grants
--------------------------------------------------------------------------------

 .    Will the Company continue to make grants under the existing stock programs?

- No, we anticipate that all future grants will be made under the terms of a new employee stock program.


--------------------------------------------------------------------------------

Future Stock Option Grants
--------------------------------------------------------------------------------

     When will options be granted under this plan?

     - We anticipate that options under this plan will be awarded at future meetings of the board after the completion of the merger and the IPO.

--------------------------------------------------------------------------------

Selling Stock
--------------------------------------------------------------------------------

 .     Will there be an internal market after the IPO?

     - No, we anticipate that the internal market will no longer be offered.

--------------------------------------------------------------------------------

Selling Stock
--------------------------------------------------------------------------------

 .    Will the emergency buyback program still be available to me?

     - Yes, after the tender offer, we anticipate that we will continue the emergency buyback program until the expiration of the sale restrictions on the class A-1 common stock 180 days after the IPO.

--------------------------------------------------------------------------------

Selling Stock
--------------------------------------------------------------------------------

 .     Will I be permitted to enter into a hedging or insurance transaction to avoid the risk of my shares decreasing in value during the applicable restricted period?

     - No, you will be prohibited from buying a "put" option, selling a "call" option, selling short or entering into any other hedging or insurance transaction during the applicable restriction period.

--------------------------------------------------------------------------------

Selling Stock in the Tender Offer
--------------------------------------------------------------------------------

 .      When is it anticipated that the tender offer will take place?

     - Promptly after completion of the IPO.

--------------------------------------------------------------------------------

Selling Stock in the Tender Offer
--------------------------------------------------------------------------------

 .      Do I have to sell stock in the tender offer?

       - No, the decision whether to sell or retain your stock is up to you.

--------------------------------------------------------------------------------

Selling Stock in the Tender Offer
--------------------------------------------------------------------------------

 .     How many shares can I sell in the tender offer?

     - All management stockholders will have the opportunity to sell the same percentage of their shares in the tender offer. We anticipate up to 10% and possibly up to 13% of your shares.


--------------------------------------------------------------------------------

Selling Stock in the Tender Offer
--------------------------------------------------------------------------------

 .      What will be the tender offer price?

     - We currently anticipate that the price offered will be equal to the initial offering price in the IPO.

--------------------------------------------------------------------------------

Selling Stock in the Tender Offer
--------------------------------------------------------------------------------

     When will I get paid for the shares I sell in the tender offer?

     - We anticipate that the tender offer will last at least 20 business days after it begins. Payment will be made promptly after the expiration of the offer.

--------------------------------------------------------------------------------

Deferred Payment Program/Bank Loans
--------------------------------------------------------------------------------

 .      Will the deferred payment program still be offered?

     - Yes, we anticipate that the deferred payment program will still be offered for the December 2001 - January 2002 exercise period.

--------------------------------------------------------------------------------

Deferred Payment Program/Bank Loans
--------------------------------------------------------------------------------

 .     What will happen to my outstanding loans through deferred payment obligations?

     - We believe that the terms of your current deferred obligations will remain in effect.


--------------------------------------------------------------------------------

Deferred Payment Program/Bank Loans
--------------------------------------------------------------------------------

 .    Will ARAMARK continue to permit rollovers of existing deferred obligations?

      - We anticipate that we will offer this program one more time in 2002.

      - We will evaluate future rollovers at a later date.


--------------------------------------------------------------------------------

Deferred Payment Program/Bank Loans
--------------------------------------------------------------------------------

 .    What will happen to my other bank loans and the shares my bank is holding as collateral?

      - We are currently holding discussions with the banks and we anticipate there will be no significant changes.

      - However, as always, any decision concerning your bank loan will be made by your bank.

--------------------------------------------------------------------------------

Deferred Payment Program/Bank Loans
--------------------------------------------------------------------------------

 .    Will my bank offer loans to finance future options or purchase opportunity exercises?

      - As always, any decision concerning future bank loans will be made by your bank.


--------------------------------------------------------------------------------

Retirement Plans
--------------------------------------------------------------------------------

     What will happen to the stock that I own in the Retirement Savings Plans?

     - Each share of old class A common stock currently held by the plans will be converted into 20 shares of new class A-1 common stock.

--------------------------------------------------------------------------------

Retirement Plans
--------------------------------------------------------------------------------

 .    Will the Company continue to contribute stock to the Retirement Savings
Plans?

      - Yes, however, we may contribute cash in lieu of stock to address liquidity needs of the plans.

--------------------------------------------------------------------------------

Retirement Plans
--------------------------------------------------------------------------------

 .    How will the Stock Unit Retirement Plan (SURP) be affected?

     - Each deferred stock unit (DSU) for one share of old class B common stock will be converted into a DSU for two shares of new class A common stock.

     - When a SURP participant terminates, instead of receiving the cash equivalent of the value of the DSUs in the accounts, they will receive shares of stock.

     - After the sale restriction periods expire, terminated employees may sell their shares.
--------------------------------------------------------------------------------

Retirement Plans
--------------------------------------------------------------------------------

 - We anticipate that we will adopt a new SURP that will be effective for periods after the merger and the IPO. The terms of the new plan are under development.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Organization Communication Plan

--------------------------------------------------------------------------------

Communication Plan
--------------------------------------------------------------------------------

 .    Objectives

     -    Fast
          -    All key audiences reached within 48 hours

     -    Accurate
          -    Comply with SEC regulations

     -    Consistent
          -    Do not deviate from the script

Communication Plan
--------------------------------------------------------------------------------

 .    Target Audiences

     -    Employees
     -    Shareholders
     -    Key Customers
     -    Key Vendors
     -    Press
     -    Financial Partners
     -    Other External Partners

Communication Plan
--------------------------------------------------------------------------------

 .    What has happened

     -    Press Release issued to wire services

     -    Broadcast Email sent to employees containing press release

     -    Registration Statements filed with the SEC

Communication Plan
--------------------------------------------------------------------------------

 .    What will happen in the next 48 hours

     -    Letter sent to salaried employees from Joe Neubauer
          -    Instructions to access SEC Web Site
          -    Communication guidelines

     -    Letter to employee shareholders
          -    Preliminary Q&A document

     -    Posting of Press Release on ARAMARK.com

Communication Plan
--------------------------------------------------------------------------------

 .    What are we asking you to do specifically?

     -    Insure that all employees are informed

     - Insure that all employees adhere to the communication guidelines and restrictions

     - Develop a coordinated plan for contacting key customers, prospects, vendors and community leaders

Communication Plan
--------------------------------------------------------------------------------

 .    What are we asking you to do generally?

     -    Be visible

     -    Be confident and reassuring

     -    Keep everyone focused on serving the customer

Communication Plan
--------------------------------------------------------------------------------

 .    Your Next Steps

     -    Pick up your ELC Communication Tool Kit

     -    Meet with your Business Unit to discuss next steps

     -    Execute communications in the next 48 hours

Communication Plan
--------------------------------------------------------------------------------

 .    The Toolkit

     -    Communication guidelines and restrictions

          -    Do's and Don'ts

     -    Briefing Documents

          -    Employees

          -    Clients/Prospects

          -    Vendors

          -    Government/Community leaders

     -    Media Protocol

Communication Plan
--------------------------------------------------------------------------------

 .    The Toolkit

     -    SEC Web Site access instructions

     -    Press Release

     -    Joe Neubauer letter to employees

     -    Questions and Answers for Management Stockholders

Communication Plan
--------------------------------------------------------------------------------

 .    Media Protocol

     -    Do not comment to media or financial analysts

     -    Direct all inquires to Chris Hardwick at GailForce

                          The Abernathy MacGregor Group


                                       60